Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
OF FEBRUARY 28, 2013

DATE, TIME AND PLACE:  On February 28, 2013 at 10:30 a.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco in the city and state of São Paulo.

CHAIR: Pedro Moreira Salles.

QUORUM: The full complement of Board members.

RESOLUTION ADOPTED UNANIMOUSLY:

Pursuant to their functions granted to them under the Bylaws, the Board of Directors examined and approved the review of the competencies and the Internal Charter of the Compensation Committee, now to come into effect with the text as in the Attachment to these minutes.

CONCLUSION: The meeting’s agenda having been completed, these minutes were drafted and having been read and approved by all, were duly signed.  São Paulo (SP), February 28, 2013. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Presidents; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Nildemar Secches, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer

Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

COMPENSATION COMMITTEE INTERNAL CHARTER
(approved by the Meeting of the Board of Directors of February 28, 2013)

1.
CHARTER – The functioning of the Compensation Committee (“Committee”) of Itaú Unibanco Holding S.A. (“Company”), as well as the presentation of reports and the formulation of the Committee’s representations to the management bodies and to the Company’s General Stockholders’ Meeting, shall be governed by this Internal Charter (“Charter”).

2.
COMPOSITION - The Committee shall report to the Company’s Board of Directors (“Board of Directors”) and shall be made up of at least three and, at the most, ten members, elected annually by the Board of Directors, to include in its composition (i) professionals with the qualifications and experience necessary to exercise competent and independent judgment on the Company’s compensation policy including the repercussions involving risk management and (ii) at least one member who is not a member of management.

2.1.	The Chairman shall be appointed by the Board of Directors from among the Directors who are elected members of the Committee.

2.2.	The function of a Committee member is not delegable.

2.3.
The election of the Committee members shall take place on the occasion of the first meeting of the Board of Directors following the Annual General Meeting. The Board of Directors may elect or remove members at any time. The term of office of the Committee’s members shall be 1 (one) year as from the date of the Meeting of the Board of Directors which elects them, extendable until the investiture of their eventual substitutes.

2.4.
In the event of a vacancy on the Committee due to removal from office, resignation, decease, proven incapacity, invalidity or loss of office or other events provided in law, the Board of Directors shall appoint the substitute to conclude the term of office of the substituted member. The appointment of a new member shall not be necessary should the remaining number of members on the Committee be equal or more than the minimum required pursuant to Article 2 of this Charter.

2.5.
The members of the Compensation Committee may be  reelected to the position, the permanence, however, of  a member on the Compensation Committee for a term of more than 10 (ten) years not being permitted. Once this term has elapsed, the member may only be eligible to become a member of the Committee again after a minimum period of 3 (three) years.

3.
RESPONSIBILITIES OF THE COMMITTEE – It is incumbent on the Committee to promote and administer discussions, within the scope of the Board of Directors, of subjects related to compensation, the Committee being responsible for the following assignments:

a.
prepare the compensation policy for the  Company’s management proposing to the Board of Directors the various forms of fixed and variable compensation  in addition to special benefits and programs for recruitment and termination;

b.
discuss, examine and supervise the implementation and operation of existing models of compensation for Itaú Unibanco S.A. and for Banco BBA S.A. (including the treasury area), discussing general principles of  compensation policy for the employees and  recommending its correction and improvement to the Board of Directors;

c.	supervise the implementation and operation of the compensation policy for the Company’s management;
d.	review the Company’s compensation policy for management on an annual basis, recommending its correction or improvement to the Board of Directors;
e.	propose to the Board of Directors the aggregate compensation for management to be submitted to the General Stockholders Meeting;
f.	evaluate and approve the Chief Executive Officer’s compensation model as well as approve the individual value of his compensation including fixed and variable fees and benefits;
g.
evaluate and approve the compensation models proposed by the Chief Executive Officer for the Executive Vice Presidents of Itaú Unibanco and for the Chief Executive Officer and the  Executive Vice Presidents of Itaú BBA as well as approving the respective individual values, including the fixed and variable fees and benefits, and also analyze the compensation models, approve the individual values, including the fixed and variable fees and benefits of the other members of management of the Itaú Unibanco Holding Conglomerate;

h.	evaluate future internal and external scenarios and their possible impacts on the management compensation policy;

i.
examine the management compensation policy of the Company in relation to market practices with a view to identifying significant discrepancies in relation to similar companies, proposing the necessary adjustments;

j.
ensure that the compensation policy for management is permanently compatible with the risk management policy, with the targets and the current and expected financial situation of the Company and with the provision in National Monetary Council Resolution 3.921/2010; and

l.	prepare the “Compensation Committee Report” on an annual basis.

3.1.
The Committee may engage outside consultants, ensuring the integrity and confidentiality of the work. However, the work of the outside consultants does not exempt the Committee from its responsibilities.

4.	MEETINGS – The Committee shall meet at least 2 (two) times annually upon convening by its Chairman.

4.1.	The convening of the Committee shall be made through notices to be sent at least 48 (forty-eight) hours prior to the meeting by registered letter, telex, fax, telephone or e-mail.

4.2.	The convening notice is waived for a meeting where all members of the Committee are present.

4.3.	The meetings of the Committee may be validly installed when at least the absolute majority of members is present.

4.4.	The meetings may be on-site, by conference call or video-conferencing. Decisions taken in writing, including by fax or e-mail, shall also be deemed as valid.

4.5.	The Committee’s decisions shall be taken by the absolute majority of the members and, in the event of a tie, the Chairman being responsible for the casting vote.

4.6.	Whenever possible, the meeting’s agenda and supporting documentation shall be distributed before hand to the members of the Committee.

4.7.
In addition to the ordinary meetings, the Committee shall arrange meetings with the Company’s Executive Board and with the Board of Directors, whenever necessary, for further developing its responsibilities.

5.
DUTIES – In addition to respecting the legal duties inherent to the position, the members of the Committee shall base their conduct on high ethical standards in addition to respecting and stimulating good corporate governance practices in the Company, ensuring rigorous confidentiality in the safekeeping of any material information related to the Company while still not in the public domain.

5.1.	The members of the Committee are subject to the same duties as a board director.

6.	CONTINGENCIES NOT COVERED – Contingencies not covered in this Charter shall be settled by the Chairman, ad referendum of the Committee.

7.	AMENDMENTS - This Charter may only be amended by the Board of Directors.

This Internal Charter comes into effect on the date of its approval by the Board of Directors and shall be filed at the Company’s registered offices.

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